EXHIBIT 99.34

Mercator Minerals Ltd. 1050 – 625 Howe Street Vancouver, BC, Canada V6C 2T6 604.694.0005 (tel) www.mercatorminerals.com info@mercatorminerals.com

NEWS RELEASE	# 2011-28

Mercator Minerals Provides a Five-year Operating Forecast
for its Mineral Park Mine

Vancouver, British Columbia –October 24, 2011 - Mercator Minerals Ltd. (TSX:ML) ("Mercator" or the "Company") is pleased to provide, following the completion of the Phase II expansion project, a five-year operating forecast for its wholly-owned Mineral Park Mine in Arizona.

Highlights of Forecast
●	Mill throughput increases from an average of 50,000 tons per day (“tpd”) to 52,500 tpd commencing in July 2012, to 55,000 tpd in 2013;
●	Copper production to average approximately 51 million pounds annually (comprised of 46.4 million pounds of copper in concentrates and 4.6 million pounds of cathode copper);
●	Molybdenum production to average approximately 11.8 million pounds in concentrates annually;
●	A total of approximately 121.4 million pounds of copper equivalent in concentrates and cathodes per year (1);
●	Remaining mine life of 23 years.

Bruce McLeod, President and CEO of Mercator comments, “Following the successful completion of the Phase II expansion to 50,000 tons per day, we are pleased to provide a base case five-year operating forecast for the Mineral Park mine.  We believe there may be opportunities for improvement upon the base case guidance as we seek further operating efficiencies.  In addition, there may be additional opportunities for increased copper and molybdenum production, since we have not included any impact from the positive grade reconciliation between pounds mined to date versus the block model in our five year operating forecast. This reconciliation has resulted in the delivery of an estimated 8.8% and 1.6% more copper and molybdenum respectively than the mine plan had modeled.”

Five-year Operating Plan Forecast

Production	2012	2013	2014	2015	2016
Copper in concentrate (million lbs)	51.9	54.0	45.9	42.4	38.0
Cathode copper (million lbs)	3.6	4.0	4.2	4.9	6.3
Total Copper (million lbs)	55.5	58.0	50.1	47.3	44.3
Molybdenum in concentrate (million lbs)	10.3	11.4	11.4	12.0	13.6
Silver (000 ounces)	464.4	461.7	562.1	250.9	734.7
Copper equivalent (1) (million lbs)	117.2	126.4	118.6	119.3	125.5
Milled tons (million tons)	18.8	20.1	20.1	20.1	20.1
Copper grade (%)	0.17%	0.17%	0.14%	0.13%	0.12%
Molybdenum grade (%)	0.037%	0.038%	0.038%	0.040%	0.045%
Copper recoveries (%)	80.0%	80.0%	80.0%	80.0%	80.0%
Molybdenum recoveries (%)	75.0%	75.0%	75.0%	75.0%	75.0%

(1)   Copper equivalent calculated using a molybdenum/copper ratio of 5.98 used in the 2006 technical report.

As many of the operating cost parameters have changed since the delivery of the Mineral Park technical report in 2006, early in first quarter 2012 we intend to provide operating cost estimates based on current input cost and operating parameters, in addition to capital expenditure guidance for fiscal 2012 for Mineral Park.

Quality Assurance and Quality Control
Gary Simmerman, BSc Mining Eng, FAusIMM, Mercator's VP Mineral Park Mine, a Qualified Person as defined by National Instrument 43-101, supervised the preparation of and verified the technical information contained in this release.

About Mercator Minerals Ltd.
Mercator Minerals Ltd., a TSX listed Canadian mining company with one of the fastest growing base metal profiles in its peer group, is a leading copper, molybdenum and silver producer with a diversified portfolio of high quality operations and projects in the USA and Mexico.  Mercator provides investors exposure to current copper, molybdenum and silver production from the large tonnage long life Mineral Park Mine in Arizona, as well as mid-term exposure to copper at the El Pilar deposit in northern Mexico and longer term exposure of molybdenum and copper through the development of the El Creston deposit in northern Mexico.

For further information please visit www.mercatorminerals.com or contact;
Bruce McLeod	David Jan
President & CEO	Head of Investor Relations & Communications
778.330.1290	778.330.1295
bmcleod@mercatorminerals.com	djan@mercatorminerals.com

On Behalf of the Board of Directors
MERCATOR MINERALS LTD.

D. Bruce McLeod, P.Eng
President and CEO

Forward Looking Information
This press release contains certain forward-looking information within the meaning of Canadian securities legislation and forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995.  This information and these statements, referred to herein as "forward-looking statements", are not historical facts, are made as of the date of this press release and include without limitation, statements regarding discussions of future plans, projections, objectives, estimates, forecasts and statements as to management's expectations with respect to, among other things, future production and mine and power costs, and discussions of future plans, estimates, forecasts, projections and objectives. In addition, estimates of mineral reserves and resources may constitute forward looking statements to the extent they involve estimates of the mineralization that will be encountered if a property is developed. These forward-looking statements involve numerous risks and uncertainties and actual results may vary. Important factors that may cause actual results to vary include without limitation, certain transactions, certain approvals, changes in commodity and power prices, changes in interest and currency exchange rates, risks inherent in exploration results, timing and success, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications, cost escalation, unavailability of materials, equipment and third-party contractors, delays in the receipt of government approvals, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters), political risk, social unrest, and changes in general economic conditions or conditions in the financial markets. In making the forward-looking statements in this press release, the Company has applied several material assumptions, including without limitation, the assumptions that: (1) market fundamentals will result in sustained copper and molybdenum demand and prices; (2) the current copper leach operations at Mineral Park remain viable operationally and economically; (3) the milling operation at Mineral Park will continue to be viable operationally and economically ; and (4) any additional financing needed will be available on reasonable terms. The risks and assumptions are described in more detail in the Company’s Annual Information Form, audited financial statements and MD&A for the year ended December 31, 2010 on the SEDAR website at www.sedar.com. The Company does not assume the obligation to revise or update these forward-looking statements after the date of this news release or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.